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                                       SABRE

                              ANALYST CONFERENCE CALL


                                  AUGUST 28, 2000


                                   10:00 A.M. CDT


THIS TRANSCRIPT IS FOR INFORMATIONAL PURPOSES ONLY.  IT DOES NOT CONSTITUTE
AN OFFER TO PURCHASE SHARES OF GETTHERE OR A SOLICITATION/RECOMMENDATION STATEMENT UNDER THE RULES AND REGULATIONS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC"). AT THE TIME SABRE COMMENCES A TENDER OFFER, SABRE WILL FILE WITH THE SEC A TENDER OFFER STATEMENT AND GETTHERE WILL FILE WITH THE SEC A SOLICITATION/RECOMMENDATION STATEMENT IN RESPONSE TO THAT TENDER OFFER. THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION AND SECURITY HOLDERS OF GETTHERE ARE ADVISED TO CAREFULLY READ THOSE DOCUMENTS (WHEN THEY BECOME AVAILABLE) BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

THE OFFER TO PURCHASE AND OTHER OFFER DOCUMENTS INCLUDED IN THE TENDER OFFER STATEMENT, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF GETTHERE AT NO EXPENSE TO THEM. SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE SOLICITATION/RECOMMENDATION STATEMENT (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY GETTHERE OR SABRE WITH THE SEC AT THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. FREE COPIES OF THE SOLICITATION/RECOMMENDATION STATEMENT, ONCE AVAILABLE, AND OTHER FILINGS BY GETTHERE WITH THE SEC MAY ALSO BE OBTAINED BY DIRECTING A REQUEST TO GETTHERE INC., 4045 CAMPBELL AVENUE, MENLO PARK, CALIFORNIA 94025, ATTENTION:
INVESTOR RELATIONS, TELEPHONE:  650.752.1500.

Coordinator         Good morning and welcome to the Sabre Corporation's
                    conference call to discuss the Company's strategic refocusing and cost cutting initiatives as

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                    well as its proposed acquisition of GetThere.  At this
                    time, all participants are in listen only mode. Later we will conduct a question and answer session and instructions will follow at that time. As a reminder, this conference is being recorded and will be available via an Internet Webcast by Sabre.com. The host of today's call is Bill Hannigan, Chairman and CEO of Sabre Holdings Corporation.

                    Before Mr. Hannigan begins, Sabre reminds all of you that comments that will be discussed today on future matters, such as the proposed acquisition of Gemini, anticipated cost reductions, and forecasts of growth in revenues, earnings or bookings will constitute forward-looking statements. These matters are, of course, subject to a number of factors that could cause actual results to differ materially from expectations. These factors are described in the Company's news release and financial statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

                    I would now like to introduce Mr. Hannigan. Please go ahead, sir.

B. Hannigan         Thank you all for joining us.  Now that you know what the
                    code name we use for GetThere was. Obviously we want to talk about the proposed acquisition of GetThere and not Gemini. I'm here with Jeff Jackson, our CFO, and Sam
                    Gilliland, our Chief Marketing Officer. We also have on the call with us, I'm very pleased to say, Gadi Maier, GetThere's Chairman, President and CEO.

                    This morning we made several important announcements: a company wide cost cutting initiative, a redefinition of our market focus, and the outsourcing at Software Solutions business, and an important acquisition

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                    in the travel, marketing, and distribution arena.  These
                    announcements each strongly support Sabre's goals of long-term growth and profitability.

                    I'd like to start by discussing the launch of our worldwide cost cutting program. As many of you know, we've been taking a hard look at our company over the past several months, reviewing how we can improve both our growth strategies and our operating efficiencies. Our in depth analysis included benchmarking against our competitors and peers. As a result of this process, we're initiating a worldwide strategic cost cutting plan that's aimed at reducing overall operating costs and allowing us to continue investing in existing and new market opportunities that would drive faster growth and enhance profitability for Sabre.

                    We expect this global cost cutting plan will generate approximately $100 million in annual pretax savings in 2001. To achieve this target, we intend to: a) eliminate duplicative activities; b) leverage resources across the organizations, so that we can operate more efficiently and cost effectively; and c) reduce approximately 1,200 positions from our current employee base of roughly 10,500 people.

                    We'll achieve the job reductions over the next several months through attrition and layoffs across all of our organizations, with the U.S. being a key focus. We estimate the program to result in a one-time charge of approximately $20 million before taxes, mostly related to severance and out placement costs. We plan to take this charge in the current quarter.

                    This cost cutting initiative is an integral part of a new strategy we designed to ensure that we maintain our leadership position as a premiere technology company for the travel and transportation industries. We have redefined our market focus to capitalize on unparalleled strength in the

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                    electronic travel and marketing distribution channel, and
                    the IT services arena. In essence, through this strategy we will enhance our operating efficiencies and flatten the organization so we can increase our speed and agility, which are key competitive advantages in today's marketplace.

                    We set an aggressive goal to be the world's leading electronic travel distributor and a world-class travel marketer touching and enhancing the experience of every traveler. As part of that goal, we're committed to staying ahead of the curve of the rapidly changing markets we serve. First, we will continue to take actions to extend our business and travel distribution and expand our travel marketing business. There's some great opportunities in this area as you've seen from today's GetThere announcement and other recent acquisitions for enhancing our abilities to deliver tools to our customers that will enable one to one marketing and stimulate demand in these high growth channels.

                    Second, we also see strong growth opportunity in the areas of software, reservations hosting, and Web hosting. This draws on our competencies in airline software solutions and our understanding of airline IT. And it allows us to leverage our strengths in high value, high margin areas.

                    Third, we're changing the way in which we bid for large IT out sourcing contracts. We will no longer go it alone when bidding for facility management opportunities. These pursuits require considerable time and resources and by their nature do not provide the same opportunity for value creation as do our other businesses.

                    Instead, we'll partner with complementary IT firms to bid for those types of contracts with Sabre focusing on the areas that rely on our software, consulting, multi-host, and Web hosting capabilities. A good example of

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                    this taking place as we speak is the Air Canada RFP.  We're teaming with CGI to go after this opportunity. We believe that this type of partnering will allow us to focus on our core competencies and produce predictable revenue and earnings growth going forward.

                    It's important to note, however, that we're fully committed to supporting and actively growing our current customers in this area.

                    Fourth, our software business is more important to us than ever before. We need to continue to take actions to further develop our high-end capabilities. We're the market leader in airline software and we have a long history of airline solutions innovation. To stay in the lead, among other things, we need to draw on our skills in the software business and invest to standardize and further productize our software solutions in an integrated suite to increase sales and margins in that business.

                    I would like to talk a little bit about the tremendous growth opportunities in online travel. According to Forrester research, online travel distribution in the U.S. is expected to reach over $29 billion by 2003, almost ten fold the 1998 level. That's with online travel still in its infancy. Today, online travel represents only a small portion, a small percentage of total travel sales. By 2003, it should be at least 10% and is anticipated to grow rapidly.

                    With this particular acquisition, which I'll talk about more in detail in a minute, Sabre will be the undisputed leader in all channels of travel distribution, including: 1) the traditional travel agency channel; 2) the consumer online channel with Travelocity; 3) corporate online travel systems with GetThere and Sabre BTS; and 4) supplier direct with our

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                    own efforts as well as those of GetThere.  There's a lot of room for us to grow our business.

                    Our transaction with GetThere is a perfect example of this, so are the other recent acquisitions, including Gradient Solutions and our 51% interest in Dillon Communications Systems based in Germany, and a merger earlier this year of Preview Travel and Travelocity.com.

                    And now I'd like to turn the very exciting news of the day, GetThere, and tell why we're acquiring the company and how it fits into our overall strategy for profitable growth.

                    Merging GetThere with our Sabre Business Travel Solutions unit is a strategic move that sends a very clear signal that we're serious about being the premiere electronic travel, marketing, and distribution company in all channels. I made the comments in the past about our strategy to double down on our strengths in this business. This action certainly is in keeping with that strategy.

                    For those of you who are not familiar with the online corporate travel industry, companies like Sabre BTS and GetThere provide a technology platform that allows corporations to lower travel costs by reducing corporate travel agency fees and enhancing enforcement of corporate travel policies. They also enable corporate customers to better manage the corporate travel process by allowing integration of key data into their systems to facilitate expense reporting, accounting, and other administrative functions. Online corporate travel is an extremely fast growing channel with enormous potential for even stronger growth in the future.

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                    According to Forrester Research, the managed online
                    corporate channel represented $1.6 billion in travel sales in 1999 and is expected to grow to $11.3 billion by 2003. The fast pace growth of online corporate travel is reflected in the extraordinary growth of both BTS and GetThere.
                    Travel transactions booked with BTS are increasing at a rate of over 250% year over year. And in the first quarter of this year, GetThere reported revenue growth of 180% over the first quarter of 1999.

                    The corporate online space is very competitive, but two leaders have emerged - our BTS team at Sabre and the GetThere team. There will no longer be any argument about who leads in the online corporate travel channel because this merger will establish Sabre as a leader in both online corporate travel as well as e-commerce travel platforms for airlines, suppliers and agencies.

                    By combining the strengths of both companies, we will provide the most powerful and flexible online platform for managing corporate travel in our industry with the broadest range of services and content. We will also significantly expand our capabilities in Web development and Web hosting for travel suppliers and travel agencies.

                    In addition, the transaction will provide us GDS-independent connectivity and will position Sabre to become the leader in supplier-direct distribution models. The combined business will benefit from an unparalleled roster of Blue Chip customers. Corporate customers like Cisco, Citicorp, Dell, GE, Lucent, Nike, and Nortel, and airline customers like United, America West, US Airways, and Swiss Air. No other company in the travel industry can cite such a long list of premier customers. Bottom line, the combination of these two leaders represents a unique opportunity to create

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                    significantly enhanced value for the shareholders of both
                    companies. The combination created enhanced revenue generating opportunities in a rapidly changing global travel distribution market, positioning Sabre to be a strong competitor in online travel distribution channels.

                    We also expect the combination to generate cost synergies in marketing and overall general administrative expenses. The combined entity will have estimated 2000 revenues of $50 million. This transaction, combined with the cost cutting initiative outlined earlier, is expected to be neutral to Sabre's earnings in 2001 excluding goodwill amortization [clarification - and certain noncash compensation related charges]. This all cash transaction, which was unanimously approved by GetThere's Board of Directors, is valued at $757 million or $17.75 per GetThere share. We expect to launch the first step tender offer in the week of September 4th. We expect to close in the fourth quarter of this year. The transaction is subject to customary closing conditions.

                    The new company will be based in Menlo Park, California, Get There's current headquarters. We'll also have a large presence in Fort Worth where BTS is located. GetThere also has a location here.

                    I'm pleased to report that Gadi Maier, GetThere's Chairman, President, and CEO, will be President of the new organization and Scott Smith, Senior Vice President and General Manager of Sabre BTS, will have a significant operating role with the new company, reporting to Gadi.
                    I look forward to working with Gadi and his talented team to take this company to its next level of growth. With that, I'll turn it over to Gadi. He will share a few words with you. Go ahead, Gadi.

G. Maier Hello. [Discussion of technical problem with conference telephone line.] I apologize for all this. Again, I want to reiterate how excited I am about

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                    the opportunity here.  I think this is a wonderful
                    development for our customers, the shareholders, and the employees of our company. I'm very excited about this. We're going to bring together two great companies and key players in the online corporate travel channel. And we're going to be together establishing the leading e-commerce platform for both corporations and travel suppliers, merging the best of breed technologies, knowledge base, and wonderfully talented people to further enhance the opportunity for growth within this channel.

                    I'm very eager to take on the challenges of leveraging our leadership role in this fast growing travel channel and I'm looking forward to exploring new avenues of revenue and profit growth. The increased scale and scope of the combined entity will create a highly scaleable infrastructure and produce a number of synergies that will enhance top and bottom line performance and accelerate our profitability. We're absolutely convinced this will create value for our shareholders.

                    In the near term, my team and I will be very focused on ensuring that the eventual integration of the two companies go smoothly for our customers and our employees. We intend to take the best practices of both companies and migrate to a new platform with a goal of creating significant benefits for our customers.

                    And as a GDS independent company with strong relationships with the airlines, innovative technologies, and a strong position in global travel distribution in the overall industry, we are completely convinced we'll create a company with capabilities that very few if anybody could match. So I'm looking forward to working with Bill, Scott, Sam and Jeff and all the

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                    other members of the Sabre management team to achieve the
                    ambitious goals that we set for this exciting new company.

                    With that, I'll turn it back over to Bill.

B. Hannigan         Thanks a lot, Gadi.  Can you hear me?

G. Maier            Yes.

B. Hannigan         Can the audience hear me?

Coordinator         Yes, they can, sir.

B. Hannigan         As we know, this first challenge is not an omen for this
                    terrific transaction and terrific combination. Thanks a lot, Gadi.

                    Stepping back a moment, I'd like to reiterate that the initiatives that I've outlined this morning, our new growth strategy and company wide cost cutting plan and our merger with Get There are all aimed at enhancing our ability to deliver long term value to our shareholders. With that, I'd like to turn the call over to Q&A.

Coordinator         Thank you, sir.  At this time, we're ready to begin the
                    question and answer session. Our first question comes from Bob Johnson.

B. Johnson          I was wondering, given the strong position of both GetThere and BTS, do you anticipate any antitrust issues creeping up here? If not, why not?

B. Hannigan         Bob, thanks for your question.  I don't anticipate any
                    challenges. Why not would be that while we certainly have a leadership position, we also have competitors such as Oracle, SAP Travel, Microsoft's Expedia, quite a few

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                    competitors in a field that currently is 1% of the travel
                    market. Certainly growing fast, but 1% of the travel market.

B. Johnson          Okay.  Thank you.

Coordinator         Thank you.  Our next question comes from David Togut.

J. Santoriello      Good morning.  This is Julie Santoriello for David Togut.  I was wondering if you could tell us a little bit more about the background of the deal and what led to your acquisition at this time?

B. Hannigan         Well, Julie, certainly we've been in serious discussions for a few weeks now, but Gadi and I have known each other for a while. We certainly saw GetThere as a key competitor in the marketplace. They've done some good things. Our team has certainly done some good things. As we said earlier, when you look at the list of Blue Chip customers in the Fortune
                    500 and you look at the supplier arrangements that we have in place, this is a pretty powerful combination.

                    We're excited about the opportunity from a culture perspective as well as our team's working well together. Because as you know, that is the most important thing relative to the success of a merger, it is the ability of the teams to work well together. I feel terrific about the GetThere team. Gadi, do you want to add anything?

G. Maier Yes. I think that this is a logical integration opportunity for us to combine two good companies that I think will move to profitability more quickly and provide great new technologies to the marketplace. It's something that certainly, Bill and I have talked about this, as he's said for a while, it's something that we've seen as being a very strategic direction for our company to be

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                    able to align with a very strong company.  This gives us an opportunity to pull those two things together.

J. Santoriello      Are there any changes or roadblocks that you were seeing the market that brought you two together?

B. Hannigan         I think obviously when you look at it from a supplier
                    perspective, Web development, Web hosting, and we look at the corporate online space, both companies were experiencing a nice rate of success.

J. Santoriello      Thank you.

Coordinator         Thank you.  Our next question comes from James Turkenson.

L. Coates           Hi guys.  This is Larry Coates.  How are you?

B.  Hannigan        Hi Larry.  Long-time, no see.

L. Coates           Bill, can you spend a few minutes and talk about the
                    financial side of this thing? First, I think GetThere became public less than a year ago. I'm assuming they still have some cash on the balance sheet. If you have that cash out, what are we paying here? That's the first question.

                    The second is I'm having a little trouble reconciling the fact that we're taking $100 million worth of savings out of the system. But if I look at the projections for GetThere by the Street, it seems that the projections for next year are for them to lose about $40 million to $50 million. Where is the extra $50 million going?

B. Hannigan         Interest, Larry.  When you look at the cash and the balance sheet with GetThere, the net/net of it is about $600 million. It is an all cash deal. As you know, we have a strong cash position. We generate strong cash and

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                    certainly we believe our stock price is cheap and therefore preferred to go with the cash out, not to mention from an operating perspective, certainly it gives us an opportunity to close the deal faster and get on with it.

L. Coates           Just a follow up question.  What percentage of the bookings at GetThere are currently going through the Sabre GDS system? How does that break down? What percentage are going through other GDS's and what percent are going direct?

B. Hannigan         I'm going to kick that to Gadi, Larry, but I do want to make a comment there. Part of what makes this combination very interesting to us is the opportunity to have a multi GDS platform and GetThere brings that to the table. Go ahead, Gadi.

G. Maier We don't specifically announce the percentages, but roughly the percentage that's on the Sabre system is about 25% at this point. So as Bill said, one of the things that we want to make sure is clear to customers and the marketplace is that this allows independence to remain as a key element of our strategy. Sabre is one of the systems as well as we have other connectivity to all the other major GDS's.
                    That's still an important part of that.

B. Hannigan         Thanks, Gadi.  One thing I'd like to add to that, Larry, is that this deal is not about booking fees. This is all about a significant presence with the suppliers and with the corporate customers. So it's a different view of the world from a channel perspective.

                    One of the other things that we didn't mention was the importance of the alliance in small and medium biz of one of the board members of

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                    GetThere, which is American Express. That's certainly good news for us as well.

L. Coates           Good.  Thank you.

Coordinator         Thank you.  Our next question comes from Kingston Chu.

K. Chu Hi. Good morning. I was wondering if you could talk a little bit about the financing for the acquisition and also if you've gotten any lockup agreements in place for the insider's shares?

B. Hannigan         As far as a lockup agreement, that will be filed in the
                    merger document. Jeff, do you want to talk about the financing?

J. Jackson          Yes.  We have committed to financing from a group of banks to close this transaction. That's as far as I'll elaborate on that side. We're confident that the financing will be in place at closing.

K. Chu              Is there a financing condition in the agreement?

J. Jackson          I can't comment on that until the merger documents are
                    filed.

K. Chu              Okay.  Thanks.

Coordinator         Thank you.  Our next question comes from Peter Vogel.

P. Vogel Can you speak to the fundamental difference between some of the consumer oriented travel sites versus some of the business to business sites, specifically where GetThere is focused, obviously on a B2B, but is there the ability to also serve the consumer markets?

B. Hannigan         Well, part of how GetThere serves the consumer market is
                    with supplying the direct capability for suppliers, and Gadi can talk about that in a second.

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                                                                       PAGE 15

                    And certainly from the Sabre perspective, our Travelocity company is very focused in the consumer space, and also has about 30% of its travel coming from unmanaged, small, and medium business. But again, when you look at the supplier space, which are the Web booking engines for the airlines and agencies, that is where GetThere has done a very nice job.

P. Vogel            Who would be the big competitors in the Web booking space?

S. Gilliland        If you look at the Web booking, Web booking tool technology, other competitors in this space are the likes of Datalex, IBM, Microsoft, many of the companies that are in the Web development business itself or provide Web tools are providing tools to the travel industry as well.

P. Vogel            Thank you.

Coordinator         Thank you.  Our next question comes from Luga Epolido.

L. Epolido          I'm with Chesapeake Partners.  Just if I can follow up with one of your earlier comments. You mentioned standard regulatory approvals. Does that just mean Hart-Scott Rodino or is there anything beyond that involving the Department of Transportation or any other bureaucracy?

B. Hannigan         Good question.  DOJ and SEC.

L. Epolido          Thank you.

Coordinator         Thank you.  Our next question comes from Oscar Wu.

O. Wu In terms of the background of the transaction, can you tell us how the transaction came together? Did GetThere go through any kind of sales process or at least the market testing?

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B. Hannigan         I would not want to comment on the specific discussions that we had between our companies as far as the negotiating process is concerned.

O. Wu Okay. But can Gadi speak to whether or not GetThere had discussions with other potential parties to engage their interest?

G. Maier I think at this point, the most I can say is, certainly, we're very pleased with the transaction. We feel that we did a thorough evaluation of whether this is a fair value for the company and the shareholders and felt very good about that.

O. Wu               Okay.  Thanks.

Coordinator         Thank you.  Our next question comes from Bob Johnson.

B. Johnson          I have a couple of questions.  One is for Gadi.  The two
                    companies have been throwing mud at each other pretty dramatically over the last two or three quarters... saying the other ones numbers are less than factual. I'm just wondering, as the businesses come together is there any bad blood that has been created here culturally that's going to be hard to offset?

G. Maier I think that's a pretty easy one to answer. From the outside, it may have appeared that way but actually, I think the real competition is not each other, but it's the traditional methodology, which really still represents 99% of the market. I think there's an awful lot of mixed blood already between the companies in terms of individuals who have worked in both places. Actually, it's a very good personal relationship. So I don't anticipate culturally or personally any challenges. Again, the real focus is that 99% of the marketplace, which is still doing business the old fashioned way, and of course the slew of competitors out there, the Oracles, the Microsofts, and so on, those are really the competitors.

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                                                                       PAGE 17

B. Johnson          Then for Jeff Jackson, we were talking about this rather
                    large cost cutting program for next year. I assume it's going to be implemented over a period of time here. I'm wondering if I have to worry at all about my second half numbers, given your plans for the cuts kind of rolling out here slowly.

J. Jackson          Bob, a couple of things I would say.  One is that a good
                    portion of the cost cutting is going to occur in the third quarter and further in the fourth quarter; not all of it, but a number well, well in excess of 50%. All I can say on the fourth quarter is it is dependent somewhat on the timing of the closing on this transaction. If it closes very early in the quarter it may have a dilutive impact for that quarter. But again, for the fiscal year 2001, we expect the cost savings to fully offset the combined earnings in the two companies. [Correction - For fiscal year 2001, we expect the cost savings to fully offset incremental losses from acquiring GetThere.]

B. Johnson          Jeff, this is a business with normally a fair amount of
                    efficiencies, but just given the magnitude of the kind of cuts you're making, is it going to impinge upon the revenue producing capabilities of core Sabre next year. Or will we have to pull down our revenue estimates?

J. Jackson          No.  Absolutely not.  This is a cost cutting effort which
                    goes across the company and leaves virtually untouched the revenue generating capabilities of the company. It's about efficiencies. It's about being lean. We did a lot of benchmarking work with management in the management ranks.
                    So it's really focused on those kinds of cuts as opposed to revenue generating programming.

B. Hannigan         And as a logical outflow, some of you who were on our call last June with the restructuring of the company to be more focused on our customer sets

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                                                                       PAGE 18

                    in a business structure. We also talked on that call, I believe, about flattening the organization from nine layers to six. So it's not about undermining our ability to generate revenue. It's about enhancing our ability to move more quickly. Again, we did spend a lot of time scrubbing the organization and finding the opportunities.

B. Johnson          Great.  Will the cost cuts be fairly equally spread between the outsourcing business and the conventional reservations business? And even Travelocity, if you throw that in the mix.

B. Hannigan         Certainly not in Travelocity.   You've seen and I've talked
                    a little bit about this morning and the shifted focus in the OSS business. And so certainly, if we're not going to go alone on large facility management deals that you would expect that the cuts would be there, but also in the staff groups across all of Sabre.

B. Johnson          Thank you very much.

Coordinator         Thank you.  Our next question comes from Douglas Horell.

D. Horell           I just want to get a comment as to the acquisition in terms of all cash payment versus a combination of stock and cash.
                    And also, how much would this amount to on the dilution basis?

B. Hannigan         As far as the all cash is concerned, I commented earlier
                    that we believe our Sabre stock is cheap, therefore, using cash is less dilutive. We do have strong cash generating capabilities within Sabre.

Coordinator         Thank you.  We do have a follow up question coming from
                    Peter Vogel.

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                                                                       PAGE 19

P. Vogel Can you get a question from GetThere as to why they chose all cash as opposed to some stock, which would have let them participate in the upside?

G. Maier The question was why was the transaction cash as opposed to...

P. Vogel I understand from the Sabre group's standpoint why they wanted to pay for this transaction in cash. But from GetThere's standpoint they're cashing out here without the ability to share in the upside. Maybe GetThere can speak to that.

G. Maier I think this is a decision that was made, a Board decision that was made, and I probably can't give you too much view into that. I think as I said before we believe it was a very fair transaction. There were certainly some limitations in some of the partners that prohibited stock ownership to a degree and we believe that, going forward, this would be a very suitable approach to the merger.

P. Vogel Have any other large partners, American Express, United Airlines, are they aware of this? Were they made aware of this? Then have they agreed to tender their shares here? I know it was mentioned earlier that that'll be disclosed in the tender document.

B. Hannigan         Right.  And you will, and Gadi I'm sure will make a comment on this, you will see that in the merger documents. But I am very comfortable saying that American Express and United were both very supportive of this deal.

G. Maier Yes. We have both members of the American Express executive team as well as members of the executive ranks of United who sit on the board of GetThere, so they were involved throughout and as Bill said, very supportive.

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                                                                       PAGE 20

P. Vogel            Thank you.

Coordinator         Thank you.  Our next question comes from John Levin.

J. Levin            My question's been answered.  Thank you.

Coordinator         Thank you.  Moving on to our next question from Michael
                    Mariati.

M. Mariati          You say it's a fair price, can you discuss and analyze for us why it's a fair price at $17.75 and also the timing from your side less than a year of going public?

G. Maier I think the opportunity here is a very significant one. The market as I've said is still 99% doing business in the traditional technologies. There is an opportunity here for two companies to combine and get a tremendous amount of leverage in terms of cost savings and synergies in technology that I think can advance the state of the art. I believe that the real challenge here is to continue to grow the online travel business and particularly from the corporate perspective, which is a very big focus of what we're doing. Again, we also are participating in the supplier side as a significant place and the consumer marketplace.

                    So if you look at the real challenges and opportunities it's a very, very large part of the market, which is still using the traditional methodology. That's always been our goal, which is to revolutionize the way the business is done and put that more and more over the Internet to make the Internet the way that the majority of all bookings in the corporate space are made.

                    So this gives us, I believe, an opportunity to accelerate that and something that we have been very interested in for some time trying to figure out

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                                                                       PAGE 21

                    what we could do to help drive that business. This is a great opportunity. I think it's a very exciting time for us to be at to going out and growing that business.

M. Mariati          I'm sorry.  You didn't answer my question on the price, your analysis on how $17.75 is fair and why did they? Also I'll add the $50 million run rate, the calculation that we have is that GetThere is bringing $38 million of that $50 million
                    2000 revenue. So your position clearly is one of leadership and one that has significant advantage over your BTS partner.

B. Hannigan         This is Bill then I'll kick it to Gadi.  I don't know how
                    much you want to talk about the fairness opinion. But obviously we all have bankers as well and looking at what is and isn't a fair price. But certainly when you look at the run rates it's real important to understand that you are looking at apples and oranges because our Web hosting, Web development business is separate from BTS. We have never reported BTS as a standalone being part of Sabre. So as we get through the integration planning, we'll get more crisp as far as the revenue flows from the various business units of Sabre.

G. Maier I think for my part I want to be careful about how we direct this question. It isn't relative position with BTS. It's the combined entities' relative position and the opportunity in the market to go more and more online. So I think that that really ought to be the focus rather than the relative position of GetThere and BTS in terms of the combined revenue.

M. Mariati          Unfortunately for the public shareholders of GetThere we
                    don't get to participate from the back-end of this agreement that's why the focus is on the front-end for us.

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                                                                       PAGE 22

G. Maier Yes. I think the answer to your question is we considered a variety of transactions. We looked at them very carefully. This was not a rush decision. It was a very deliberate decision. We talked to a lot of companies and talked to a lot of people, looked at the opportunity. We believe that the combined entity is going to have a very, very good opportunity to move into a high growth marketplace with a great amount of leverage and believe that that's in the best interests of the company.

Coordinator         Thank you.  Our next question comes from Peter Dersarkesium.

P. Dersarkesium     Thanks for taking the question.  I really have two
                    questions. One would be on profitability and the second would be on goodwill. On profitability, when or what revenue level do you think you'd have to achieve to become profitabile at the business travel services?

B. Hannigan         Yes.  I think that we will get, again, more specific with
                    the integration after we actually close the deal. But certainly our expectation is that we'll from an operating perspective turn positive in 2001 and accretive in 2002
                    [clarification - by the end of 2002].

P. Dersarkesium     There's squeaking.  What did you say about 2002?

B. Hannigan         They're 2002 accretive [clarification - by the end of 2002],
                    2001 positive from an operating perspective.

G. Maier            Operating income.

B. Hannigan         Operating income.

P. Dersarkesium     All right.  So 2002 you're saying positive earnings.

B. Hannigan         Yes.
                    [clarification - positive operating income]

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                                                                       PAGE 23

P. Dersarkesium     The second question was goodwill.  What's the total amount amortization period and then the amount per share, per TSG share per year?

J. Jackson          The total amount is about $590 million over five years.

P. Dersarkesium     Five years, wow.  And 120, that's close to $0.90 a share, is it?

J. Jackson          Yes.

Coordinator         Thank you.  Our next question comes from Matt Fassnacht.

M. Fassnacht        Following up on the discussion about the neutrality of
                    GetThere. I would think one of the more interesting parts of this like when you bought Preview is that you can generate more core bookings. What's the thought there in maintaining that neutrality or actually gaining more market share as the business comes online to the corporate travel solutions?

B. Hannigan         Matt, I'm sorry.  I missed the beginning of your question.

M. Fassnacht        Why maintain neutrality or why push that point so hard with
                    GetThere, their platform versus this could be a nice opportunity to drive more core Sabre CRS bookings?

B. Hannigan         Part of it is that this is a corporate marketplace that
                    often has a lot to say about who is and isn't the engine as far as their decision making is concerned. So it's, I believe, real important for us to be as successful as possible in the corporate arena to give the market what they ask for, which they sometimes do.

M. Fassnacht        With that said, do you think more business will come to you now with your ownership of it?

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                                                                       PAGE 24

B. Hannigan         An important part of the arrangement going forward, and
                    again, to my earlier point, is the GDS neutrality as far as our sales efforts are concerned. Gadi, I don't know if you want to comment or not?

G. Maier Yes. I think, again, it's exactly the right answer. We're focused on getting more customers and I think we certainly believe that we'll advance the capabilities of the companies to go and provide better and more services to the marketplace. A large number of the marketplace is oriented towards Sabre. So I think probably we will certainly see a lot more Sabre customers coming on. I think that the percentage will be determined by the preferences of the customers. But certainly the growth opportunity to go out and reach more companies should be enhanced and therefore we should see more bookings.

M. Fassnacht        And as it relates to synergies with the merger, are those
                    included in the "neutral impact" on 2001 or are there additional savings in development marketing, etc., that may come?

B. Hannigan         There certainly will be savings that will come, but they are not included. We haven't gotten that specific because certainly a $100 million savings number is the big number as far as looking out over 2001 and beyond from a savings perspective.

M. Fassnacht        And as it relates to the layoffs, could you give us sort of a better breakdown of where they're going to come from? The reason I'm asking this is I wonder what part of this is related to the new IT services strategy. Is there a capacity reduction relative to not wanting to land large outsource contracts?

B. Hannigan         Maybe you weren't on earlier, Matt, but what I talked about there was I don't want to get business unit specific. But certainly the change in focus in ITS will have an impact, but there are key elements of ITS that we are going to double down on, such as software Web hosting and the reservation application. But the cuts really are company wide. The only area that I would take it to the next level of saying it's pretty U.S. specific because globally we want to get a greater presence globally. That certainly was reflected in the acquisition of Dillon and Gradiant recently. So pretty U.S. based, but across all business units and staff organizations.

M. Fassnacht        Thank you.

J. Jackson          This is Jeff Jackson.  I want to go back to a question a
                    couple of questions ago about the EPS impact of the goodwill. I think it's about, on an after tax EPS basis, about $0.65.
                    [Correction: In this transaction, the impact of goodwill is not deductible for tax purposes, therefore, the impact to EPS is $.88 per share]

B. Hannigan         That question was cut off, so we just want to close that
                    out.

Coordinator         Thank you.  Our next question comes from Chris Winkler.

C. Winkler          I had a question regarding the customer base opportunities, which you had hinted at before. Could you talk a little bit about whether there's any significant overlap in the customer base between the two companies?

G. Maier            Between GetThere and BTS?

C. Winkler          Yes.  I'm sorry.  Yes.

G. Maier Actually no. For the most part customers make a decision on one of many choices in the marketplace. Those that have selected BTS would not have

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                                                                       PAGE 26

                    also selected GetThere. So there should be basically addition of the two would be the sum of the customer lists.

C. Winkler          Great.  Thank you.

B. Hannigan         Gadi, I can see from a supplier perspective, agency
                    perspective, and corporate customer perspective I can't see any overlap.

G. Maier            Yes.

C. Winkler          Great.  Thank you.

Coordinator         Thank you.  Our next question comes from Dan Adler.


D. Adler This question is for Bill. If you could just speak to when going through the transaction if you had considered building versus buying and why you chose the purchase route?

B. Hannigan         We think speed's real, real important.  We think that again this is a market that's growing very rapidly. When you talk about the corporate online space it is only 1% of the market, so again I think in keeping with Sabre tradition we want to be first in and we want to be biggest. The GetThere team was doing a terrific job and we just saw a real opportunity to accelerate our positioning in the market.

J. Jackson          Which has the impact of accelerating our revenue growth rate versus the build model.

B. Hannigan         Right.  As you would expect, we absolutely ran those numbers more than once and looked at our opportunities.

D. Adler Got you. Then just on the cost saving, switching gears, when going through your exercises do you have a sense if perhaps there might be additional opportunities down the road to just squeeze out some additional inefficiencies out there or is this basically all that there is to do?

B. Hannigan         No.  Our work is never done as far as scrubbing our business and looking for opportunities. I expect as we continue to evolve, as the market continues to evolve we will be as fast on our feet as possible.

D. Adler            Thanks.

Coordinator         Thank you.  Our next question comes from Luga Epolido.

L. Epolido          Who were the advisors on this transaction?

J. Jackson          We were advised by Goldman Sachs.

G. Maier            GetThere was advised by DLJ.

L. Epolido          Thank you.

Coordinator         Thank you.  Our next question comes from Andrew Dunlop.

A. Dunlop           A quick question.  Is the goodwill here being written off as
                    R&D or are you taking the full charge?

J. Jackson          The goodwill on a transaction will be amortized over five
                    years, so there's not a write off on the goodwill. It's being amortized over five years. I mean, [clarification - on the cost-cutting side] we'll take a charge, as Bill mentioned, of about $20 million.

A. Dunlop           ...I'm sorry if that's an old question, I just got on the
                    line.  Thank you.

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                                                                       PAGE 28

Coordinator         Our next question comes from Jim Hoffman.

J. Hoffman          Who are the respective legal advisors and what will be the tender minimum condition?

J. Jackson          We're not going to disclose our legal advisors.  I don't
                    think it's particularly relevant to the financial considerations of the transaction.

J. Hoffman          And the tender minimum?

J. Jackson          That answer will become evident when we file the documents next week.

J. Hoffman          Last question then.  Does the public vote here have any
                    influence or the public tender on the merger?

J. Jackson          Sure.  Public and private shareholders are all important to the success of the tender offer.

J. Hoffman          Thank you.

M. Ross             Operator, we can take one more call.

Coordinator         Thank you.  Your last question comes from David Cohen.

D. Cohen Two questions. You're sort of on partners' approval. You mentioned American Express, United Airlines. I wonder if you could just comment more generally on if the merger's conditioned on any approvals by any of the joint venture or customers' partners in that sort of way.

G. Maier I think I'll give a general answer to that, which is all of the partners that you referred to, American Express, United, are represented on our Board of Directors. It was a unanimous Board vote to go forward and proceed with this merger. So I think that generally we have, by that statement,

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                                                                       PAGE 29

                    illustrated the fact that through careful consideration, very deliberate action we all collectively and unanimously felt that this was the best thing for our shareholders.

D. Cohen Sorry, my question wasn't very clear. Excluding American Express and United, the non-Board represented partners was my question. Just wondered if the merger was conditioned on any of the non-Board represented partners approval?

G. Maier I don't want to get into the details of the specifics about it to the public at this time.

D. Cohen            Thank you.

B. Hannigan         Okay, well thank you all for coming.  Obviously, we're very excited about this combination. It will be great to be working more closely with Gadi and his team after we are able to close, which hopefully will be in October. And again, thank you all for coming.